

Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

By Electronic Mail

October 23, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 23, 2018 The Nasdaq Stock Market (the "Exchange") received from Alberton Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, one warrant and one right
Ordinary shares, no par value
Warrants, each warrant exercisable for one-half (1/2) of one ordinary share at an exercise price of $11.50 per whole share
Rights to receive one-tenth (1/10) of one ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery